SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.1)

                      CCC Information Services Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    12487Q109
                                    ---------
                                 (CUSIP Number)


Tami E. Nason, Esq.                    COPY TO:        Christopher A. Klem, Esq.
Charlesbank Capital Partners, LLC                      Ropes & Gray
600 Atlantic Avenue                                    One International Place
Boston, MA  02210                                      Boston, MA  02110
(617) 619-5400                                         (617) 951-7410
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 21, 1998
                       ----------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                               Page 1 of 22 Pages

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 12487Q109    |                         |    Page 2 of 22 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  Charlesbank Capital Partners, LLC                               |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ] |
|         |                                                          (b) [X] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |  OO                                                              |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |  Massachusetts                                                   |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   7,247,564 shares (see Item 6)                     |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   ---                                               |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   7,247,564 shares (see Item 6)                     |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   ---                                               |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  7,247,564 shares (see Item 6)                                   |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [X] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  29.3%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |  OO                                                              |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

                       CCC Information Services Group Inc.
                       -----------------------------------

                                 Amendment No. 1

     This Amendment No. 1 hereby amends the initial Schedule 13D filed on July 1, 1998.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     Item 5 is amended in its entirety to read as follows:

     (a) Charlesbank is the beneficial owner of 7,247,564 shares of Common Stock (approximately 29.3% of the shares of Common Stock based upon the most recent filing of the Issuer with the Securities and Exchange Commission). Charlesbank also beneficially owns or controls an aggregate of 558 Shares of the Series C Cumulative Redeemable Preferred Stock (the "Series C Preferred Stock"), 3,194 shares of the Series D Cumulative Redeemable Preferred Stock (the "Series D Preferred Stock") and 500 shares of the Series E Cumulative Redeemable Preferred Stock (the "Series E Preferred Stock"). The Series E Preferred Stock carries certain voting rights according to a formula, the effect of which is to cause Harvard and its affiliates, through their ownership of shares of Series E Preferred Stock, to have 51% of the votes to be cast on any matter to be voted upon by the holders of Common Stock. To the extent Harvard and its affiliates also own shares of Common Stock, such Series E Preferred Stock will only provide an additional voting percentage that, when added together with the vote from Harvard's and its affiliates' shares of Common Stock, will provide Harvard and its affiliates with a maximum of 51% of the votes.

     To the best of Charlesbank's knowledge and belief, none of Charlesbank's managing members beneficially owns any shares of the Common Stock of the Issuer.

     As a result of the Amended and Restated Stockholders Agreement and the Shareholders Agreement, each as described more fully in Item 6, Charlesbank may be deemed pursuant to Rule 13d-5(b)(1) to be a member of a "group" with David M. Phillips, Loeb Investors Co. XV, Loeb Investors Co. XIII and Loeb Investors Co. 108 (parties to the Amended and Restated Stockholders Agreement) and/or Capricorn Investors II, L.P. ("Capricorn") (party to the Shareholders Agreement). Under Rule 13d-5(b)(1), the group is deemed to have acquired beneficial ownership of all of the equity securities of the Issuer that are beneficially owned by the other members of the group. However, Charlesbank disclaims beneficial ownership of the Common Stock owned by David M. Phillips, Loeb Investors Co. XV, Loeb Investors Co. XIII, Loeb Investors Co. 108 and Capricorn, other than the shares reported in this Statement as beneficially owned by Charlesbank.

     (b) Charlesbank has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the securities to which this
Schedule 13D relates, subject to the terms of the Amended and Restated Stockholders Agreement and the Shareholders Agreement, each of which is described more fully in Item 6.

     (c) Pursuant to the Stock Purchase Agreement, dated as of July 21, 1998 (the "Stock Purchase Agreement"), between Capricorn and White River Ventures, Inc. ("White River Ventures"), subject to certain conditions set forth in the Stock Purchase Agreement, White River Ventures has agreed to sell to Capricorn
(i) 1,337,000 shares of the Issuer's Common Stock, at a price of $18.34 per share, (ii) 72 shares of the Series C Preferred Stock, at a price of $1,000 per share, and (iii) 407 shares of the Series D Preferred Stock, at a price of $1,000 per share, plus accrued and unpaid dividends through the date of the Stock Purchase Agreement with respect to the Series C Preferred Stock and the Series D Preferred Stock.

                               Page 3 of 22 Pages

     Conditions which must be satisfied prior to the closing under the Stock Purchase Agreement include the expiration of the waiting period under the Hart-Scott-Rodino Act and execution of the Shareholders Agreement, as described more fully in Item 6.

     A copy of the Stock Purchase Agreement is attached hereto as Exhibit B and is incorporated herein by reference. This summary is qualified in its entirety by reference to the Stock Purchase Agreement.

     Shares of Common Stock owned by White River Ventures, an indirect subsidiary of Harvard, are deemed to be beneficially owned by Charlesbank, pursuant to the Existing Assets Management Agreement, described more fully in
Item 6.

     (d) Harvard has full discretion to direct the receipt of dividends, if any, received from the shares of Common Stock of the Issuer beneficially owned by Charlesbank.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
         -------------------------------

         Item 6 is amended by adding thereto the following:

     (iii) Stock Purchase Agreement. See description in Item 5(c).

     (iv) Shareholders Agreement. As a condition to the closing of the Stock Purchase Agreement, Capricorn and White River Ventures will enter into a Shareholders Agreement (the "Shareholders Agreement"), which will provide that Capricorn and White River Ventures will vote all Common Stock now owned or hereafter acquired by them, and will take all reasonable action as shareholders of the Issuer to cause, the election to the board of directors of the Issuer of one individual designated from time to time by Capricorn and any individuals designated from time to time by White River Ventures. Capricorn's rights described in the preceding sentence may be exercised only so long as Capricorn owns at least 80% of the Common Stock acquired by Capricorn pursuant to the Stock Purchase Agreement. The Shareholders Agreement also will provide the parties with certain rights relating to dispositions of Common Stock, including mutual "tag along" rights and mutual first offer rights with respect to sales of such stock by the parties and, in White River Ventures' case, "drag along" rights entitling White River Ventures, in the event it proposes to sell its Common Stock to a third party, to require Capricorn to sell its Common Stock to the same purchaser on substantially the same terms and conditions.

     A copy of the Shareholders Agreement is attached hereto as Exhibit C and is incorporated herein by reference. This summary is qualified in its entirety by reference to the Shareholders Agreement.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

     Item 7 is amended by adding thereto the following:

Exhibit B -- Stock Purchase Agreement

Exhibit C -- Shareholders Agreement


                               Page 4 of 22 Pages

                                    Signature
                                    ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 1998

CHARLESBANK CAPITAL PARTNERS, LLC



By: /s/ Tami E. Nason
    -----------------------------
    Name: Tami E. Nason
    Title:   Vice President, Legal




                               Page 5 of 22 Pages

EXHIBIT INDEX
-------------

                                                    Page Number In
Exhibit                                             Sequentially
Number                Description                   Numbered Copy
------                -----------                   -------------

A*          Information Concerning Reporting                  __
            Person's Managing Members

B           Stock Purchase Agreement                           7

C           Shareholders Agreement                            15





---------------
* Previously filed as an exhibit to this Schedule 13D.


                               Page 6 of 22 Pages

                                                                       EXHIBIT B

                            STOCK PURCHASE AGREEMENT


     This STOCK PURCHASE AGREEMENT (the "Agreement") is made as of July 21, 1998 by and between Capricorn Investors, II L.P., a Delaware limited partnership ("Purchaser"), and White River Ventures, Inc., a Delaware corporation (the "Seller").

     Seller desires to sell, and the Purchaser desires to buy, 1,337,000 shares of the Common Stock of CCC Information Services Group Inc. (the "Company"), 72 shares of the Series C Cumulative Redeemable Preferred Stock, $1.00 par value (the "Series C Preferred Stock"), of the Company and 407 shares of the Series D Cumulative Redeemable Preferred Stock, $1.00 par value (the "Series D Preferred Stock"), of the Company for an aggregate purchase price (the "Purchase Price") of $24,999,580 plus accrued and unpaid dividends through the date hereof with respect to the Series C Preferred Stock and Series D Preferred Stock sold hereunder on the terms and conditions set forth in this Agreement. In consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

     Section 1.1. Defined Terms. As used in this Agreement, unless the context otherwise requires, the following terms shall have the following meanings:

     "Closing" has the meaning set forth in Section 2.2.

     "Company" has the meaning set forth in the Preamble.

     "Common Stock" means the common stock of the Company, par value $0.10 per share.

     "Escrow Agent" means State Street Bank and Trust Company, acting as escrow agent under the Escrow Agreement.

     "Escrow Agreement" means the Escrow Agreement dated as of July 21, 1998 among Purchaser, Seller and the Escrow Agent substantially in the form attached hereto as Exhibit A.

     "Hart-Scott-Rodino Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated under it.

     "Person" means any natural person, corporation, general partnership, limited partnership, limited liability company, union, association, court or government agency, board or other entity or instrumentality.

     "Preferred Shares" means the 72 shares of Series C Preferred Stock and 407 shares of Series D Preferred Stock to be sold by WRV to Capricorn hereunder.

     "Purchase Price" has the meaning set forth in the Preamble.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Series C Preferred Stock" has the meaning set forth in the Preamble.

     "Series D Preferred Stock" has the meaning set forth in the Preamble.

     "Shareholders Agreement" has the meaning set forth in Section 2.2.


                               Page 7 of 22 Pages

     "Shares" means the shares of the Common Stock, Series C Preferred Stock and Series D Preferred Stock to be sold by Seller, and to be purchased by the Purchaser, at the Closing.

     "Stockholders Agreement" has the meaning set forth in Section 3.3.


                                   ARTICLE II
                         PURCHASE AND SALE OF THE SHARES

     Section 2.1. Purchase and Sale of Shares. Subject to and in reliance upon the representations, warranties, terms and conditions of this Agreement, Seller agrees to sell, transfer and assign to the Purchaser, and the Purchaser agrees to purchase from Seller, the Shares at a price of eighteen dollars and thirty-four cents ($18.34) per share of Common Stock and at a price equal to one thousand dollars ($1,000) plus accrued and unpaid dividends through the date hereof per share of Series C Preferred Stock and Series D Preferred Stock.

     Section 2.2. The Closing. The closing of the purchase and sale of the Shares under this Agreement (the "Closing") will take place at the offices of Ropes & Gray, One International Place, Boston, Massachusetts 02110 as promptly as practicable following the satisfaction of the conditions set forth in Articles V and VI. At the Closing, the parties will deliver to the Escrow Agent the appropriate notice pursuant to Section 4(d) of the Escrow Agreement, and each party will deliver to the other the executed Shareholders Agreement (the "Shareholders Agreement") substantially in the form attached hereto as Exhibit B and such other documents to be delivered pursuant to Articles V and VI hereof.

     Section 2.3. Escrow. As promptly as practicable following the execution hereof, Seller shall deliver to the Escrow Agent certificates evidencing the Shares accompanied by stock powers duly executed in blank, with medallion signature guarantees, if required by the Company or its transfer agent, and simultaneously therewith, the Purchaser shall deliver to the Escrow Agent the Purchase Price, all to be held and disbursed by the Escrow Agent in accordance with the Escrow Agreement.

     Section 2.4. Substitute Economic Rights. If, prior to Closing, Seller does not obtain consents from the parties to the Stockholders Agreement with respect to the transfer to Purchaser of the Preferred Shares (unless WRV and Capricorn determine not to require such consents), then the Shares will no longer include the Preferred Shares and, in lieu of transferring to Purchaser the Preferred Shares, (a) Seller shall assign to Purchaser its entire economic interest in the Preferred Shares including, without limitation (i) Seller's right to receive distributions (whether by dividend, distribution or redemption) in respect of the Preferred Shares and (ii) Seller's right to receive all proceeds of any sale or other disposition of all or any part of the Preferred Shares, and (b) Seller will exercise all voting rights pertaining to the Preferred Shares, whether provided by law or by the Certificate of Incorporation of the Company, as instructed by Purchaser.


                                   ARTICLE III
                    REPRESENTATIONS AND WARRANTIES OF SELLER

     The Seller hereby represents and warrants to the Purchaser as follows:

     Section 3.1. Incorporation and Good Standing. Seller is a corporation, duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business as presently conducted.

     Section 3.2. Authority and Approvals. Seller has the corporate power and authority to enter into and perform this Agreement, the Escrow Agreement and the Shareholders Agreement, and all corporate action necessary to authorize the execution, delivery and

                               Page 8 of 22 Pages
performance of this Agreement, the Escrow Agreement and the Shareholders Agreement and the consummation of the transactions contemplated hereby and thereby has been duly and validly taken. Each of the Agreement and the Escrow Agreement has been, and, upon its execution and delivery, the Shareholders Agreement will have been, duly and validly executed and delivered by Seller. Assuming each of this Agreement, the Escrow Agreement and, upon its execution and delivery, the Shareholders Agreement constitutes a valid and binding agreement of the Purchaser, each of this Agreement and the Escrow Agreement constitutes, and, upon its execution and delivery, the Shareholders Agreement will constitute, a valid and binding agreement of Seller, enforceable against Seller in accordance with its respective terms.

     Section 3.3. The Shares. Seller is the record and beneficial owner of at least the number of shares of Common Stock, Series C Preferred Stock and Series D Preferred Stock proposed to be sold by Seller under this Agreement. Except for this Agreement and the Escrow Agreement, and except for the Amended and Restated Stockholders Agreement (the "Stockholders Agreement") dated as of June 30, 1998 among the Company, Seller and the other stockholders of the Company named therein, Seller knows of no agreement, arrangement or understanding with any other Person regarding the sale or transfer of any Shares owned by Seller, and to Seller's knowledge, there exist no liens, claims, options, proxies, voting arrangements, charges or encumbrances of any kind affecting the Shares. Upon transfer of the Shares to the Purchaser at the Closing against payment of the Purchase Price, to Seller's knowledge, Purchaser will acquire ownership of the Shares, free and clear of all liens, claims, options, proxies, voting agreements, charges or encumbrances of any kind affecting the Shares, except as shall be set forth in the Shareholders Agreement and the Stockholders Agreement.

     Section 3.4. Conflicts. To the best of Seller's knowledge, the execution, delivery and performance of this Agreement, the Escrow Agreement and the Shareholders Agreement will not (x) violate, conflict with, or result in the breach, acceleration, default or termination of, or otherwise give any other contracting party the right to terminate, accelerate, modify or cancel any of the terms, provisions, or conditions of the Certificate of Incorporation or By-laws of Seller or any material agreements or instrument to which Seller is a party or by which it or its assets may be bound other than the Stockholders Agreement, or (y) constitute a violation of any material applicable law, rule or regulation, or of any judgment, order, injunctive, award or decree of any court, administrative agency or other governmental authority applicable to Seller.


                                   ARTICLE IV
                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

           The Purchaser represents and warrants to Seller as follows:

     Section 4.1. Organization and Good Standing. The Purchaser is a limited partnership duly organized, validly existing and in good standing under the laws of Delaware, and has all requisite partnership power and authority to own, lease and operate its properties and to conduct its business as presently conducted.

     Section 4.2. Authorization of Agreement. The Purchaser has the partnership power and authority to enter into and perform this Agreement, the Escrow Agreement and the Shareholders Agreement, and all action necessary to authorize the execution, delivery and performance of this Agreement, the Escrow Agreement and the Shareholders Agreement and the consummation of the transactions contemplated hereby and thereby has been duly and validly taken. Each of this Agreement and the Escrow Agreement has been, and, upon its execution and delivery, the Shareholders Agreement will have been, duly and validly executed and delivered by Purchaser. Assuming each of this Agreement, the Escrow Agreement and, upon its execution and delivery, the Shareholders Agreement constitutes a valid and binding obligation of Seller, each of this Agreement and the Escrow Agreement constitutes, and, upon its execution and delivery, the Shareholders Agreement will constitute, a valid and binding agreement of Purchaser, enforceable against the Purchaser in accordance with its respective terms.

                               Page 9 of 22 Pages

     Section 4.3. Experience; Purchase for Investment; Transfers. The Purchaser has sufficient knowledge and experience in investing in companies similar to the Company so as to be able to evaluate the risks and merits of its investment in the Shares and is able financially to bear the risks thereof. The Purchaser is acquiring the Shares for its own account, for investment only, and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling such Shares, and the Purchaser has no present or contemplated agreement, undertaking, arrangement obligation, indebtedness, or commitment providing for the distribution or sale thereof. The Purchaser acknowledges and agrees that the Shares have not been registered under the Securities Act and may not be sold, pledged or otherwise transferred by Purchaser without compliance with the registration provisions of the Securities Act or an exemption therefrom. The Purchaser acknowledges that the certificates representing the Shares acquired by the Purchaser pursuant to this Agreement may bear a legend substantially as set forth in the Stockholders Agreement, and that the certificates representing the Common Stock acquired by the Purchaser pursuant to this Agreement will bear a legend substantially as set forth in the Shareholders Agreement.

     Section 4.4. Conflicts. To the best of Purchaser's knowledge, the execution, delivery and performance of this Agreement, the Escrow Agreement and the Shareholders Agreement will not (x) violate, conflict with, or result in the breach, acceleration, default or termination of, or otherwise give any other contracting party the right to terminate, accelerate, modify or cancel any of the terms, provisions, or conditions of the Certificate or Agreement of Limited Partnership of the Purchaser or any material agreements or instrument to which Purchaser is a party or by which it or its assets may be bound, or (y) constitute a violation of any material applicable law, rule or regulation, or of any judgment, order, injunctive, award or decree of any court, administrative agency or other governmental authority applicable to Purchaser.


                                    ARTICLE V
                 CONDITIONS TO THE OBLIGATIONS OF THE PURCHASER

     The obligation of the Purchaser to purchase the Shares at the Closing is subject to the fulfillment of each of the following conditions, any one or more of which may be waived by the Purchaser (other than the condition set forth in Section 5.1).

     Section 5.1. Consents. All waivers, consents, approvals and actions of any governmental authority or regulatory body or other Person required to be obtained by Seller in connection with this Agreement shall have been obtained.

     Section 5.2. Hart-Scott-Rodino Act. The waiting period under the Hart-Scott-Rodino Act applicable to consummation of the purchase of the Shares pursuant to this Agreement shall have expired.

     Section 5.3. No Injunction. Neither Seller nor Purchaser shall be subject to any order, decree or injunction of a court of competent jurisdiction which
(a) prevents or delays the consummation of the transaction contemplated by this Agreement or (b) would impose any material limitation on the ability of the Purchaser effectively to exercise full rights of ownership of the Shares.

     Section 5.4. Shareholders Agreement. Seller shall have executed and delivered to Purchaser the Shareholders Agreement.


                               Page 10 of 22 Pages

                                   ARTICLE VI
                     CONDITIONS TO THE OBLIGATIONS OF SELLER

     The obligations of Seller under this Agreement are subject to the fulfillment of each of the following conditions, any one or more of which may be waived (other than the condition set forth in Section 6.1):

     Section 6.1. Consents. All waivers, consents, approvals and actions of any governmental authority or regulatory body or other Person required to be obtained in connection with the Agreement shall have been obtained.

     Section 6.2. Hart-Scott-Rodino Act. The waiting period under the Hart-Scott-Rodino Act applicable to purchase of the Shares pursuant to this Agreement shall have expired.

     Section 6.3. No Injunction. Neither Seller nor Purchaser shall be subject to any order, decree or injunction of a court of competent jurisdiction which prevents or delays the consummation of the transactions contemplated by this Agreement.

     Section 6.4. Shareholders Agreement. Purchaser shall have executed and delivered to Seller the Shareholders Agreement.

     Section 6.5. Acknowledgment of Stockholder Agreement. Purchaser shall have executed and delivered to Seller an acknowledgment, substantially in the form of Exhibit C hereto, acknowledging that the Shares are subject to the Stockholders Agreement and the Purchaser is bound thereby.


                                   ARTICLE VII
                                  MISCELLANEOUS

     Section 7.1. Best Efforts. Each party hereto shall use its best efforts to satisfy the conditions precedent to the performance by such party of its obligations under this Agreement, including but not limited to compliance with the Hart-Scott-Rodino Act.

     Section 7.2. Broker's or Finder's Fees. Each party represents to the other that no agent, broker, investment or commercial banker, person or firm acting on behalf of or under the authority of such party is or will be entitled to any broker's or finder's fee or any other commission or fee directly or indirectly in connection with any of the transactions contemplated herein.

     Section 7.3. Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement.

     Section 7.4. Severability. If any provision of this Agreement shall be held invalid or unenforceable, each other provision hereof shall be given effect to the extent possible without such invalid or unenforceable provision and to that extent, the provisions of this Agreement shall be severable.

     Section 7.5. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered personally, mailed by certified or registered mail, postage prepaid, or sent by facsimile, with confirmation of receipt, addressed as follows:


                               Page 11 of 22 Pages
                  if to Purchaser:

                  Capricorn Investors, II L.P.
                  30 East Elm Street
                  Greenwich, Connecticut 06830
                  Telecopy: 203-861-6671
                  Attention: Herbert S. Winokur, Jr.

                  with a copy to:

                  Drake S. Tempest, Esq.
                  O'Melveny & Myers
                  Citicorp Center, 54th Floor
                  153 East 53rd Street
                  New York, New York 10022
                  Telecopy: 212-326-2061

                  if to the Seller:

                  White River Ventures, Inc.
                  c/o Charlesbank Capital Partners, LLC
                  600 Atlantic Avenue
                  Boston, Massachusetts 02210
                  Telecopy: 617-619-5402
                  Attention: Tami E. Nason

                  with a copy to:

                  Larry Jordan Rowe, Esq.
                  Ropes & Gray
                  One International Place
                  Boston, Massachusetts 02110
                  Telecopy: 617-951-7050

or to such other address as either party shall have furnished to the other in writing in accordance herewith. All such notices, requests, demands and other communications shall, when mailed (registered or certified mail, return receipt requested, postage prepaid), or personally delivered, be effective four days after deposit in the mails or when personally delivered, respectively, addressed as aforesaid, unless otherwise provided herein and, when telecopied, shall be effective upon actual receipt.

     Section 7.6. No Assignment. This Agreement shall not be assignable by either party hereto without the express written consent of the other party.

     Section 7.7. Modifications, Consents and Waivers. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto. Except as provided in Articles V and VI of this Agreement, any party hereto may waive compliance, with respect to any obligations owed to such party, with any provision of this Agreement. Any waiver hereunder shall be effective only if made in a writing signed by the party to be charged therewith and only in the specific instance and for the purpose for which given. No failure of delay on the part of any party in exercising any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any further exercise thereof or the exercise of any other right, power or privilege.

     Section 7.8. Notice of Breach. Each party shall immediately notify the other party hereto upon such party's obtaining actual knowledge of the occurrence of any event, or the

                               Page 12 of 22 Pages
failure of any event to occur, that results in a breach of any representation or warranty by such party or a failure by such party to comply with any covenant, condition, or agreement contained herein.

     Section 7.9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts, without giving effect to the principles of conflicts of laws thereof.

     Section 7.10. Termination. This Agreement may be terminated by either party, in which case the obligations of the parties under this Agreement shall cease, if for any reason the Closing has not occurred on or before September 30, 1998. Any such termination shall not release any party from liability for any breach occurring prior to such termination.

     Section 7.11. No Publicity. Neither party hereto shall make any public announcement of the contents of this Agreement without the consent of the other party, except to the extent that the contents of this Agreement are already public, unless such announcement (including any filing required by the Securities Exchange Act of 1934, as amended) is required by law or governmental rule or regulation, or by subpoena or other legal process. The obligations contained in this section shall survive the Closing.

     Section 7.12. Execution in Counterparts. This Agreement may be executed by the parties individually or in counterparts, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

     Section 7.13. Headings. Article and section headings used in this Agreement are for convenience only and shall not affect the interpretation or construction of any provision of this Agreement.

     Section 7.14. Entire Agreement. This Agreement and the Exhibits hereto contain the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.



                               Page 13 of 22 Pages

     IN WITNESS WHEREOF, the parties have caused this Stock Purchase Agreement to be executed as of the date first above written.


                                       CAPRICORN INVESTORS, II L.P.


                                       By:  CAPRICORN HOLDINGS, LLC
                                               Its General Partner

                                       By:  /s/ Herbert S. Winokur, Jr.
                                            ------------------------------------
                                                Herbert S. Winokur, Jr.
                                                Manager


                                       WHITE RIVER VENTURES, INC.


                                       By:  /s/ Michael R. Eisenson
                                            ------------------------------------
                                            Title: Authorized Signatory


                                       By:  /s/ Tim R. Palmer
                                            ------------------------------------
                                            Title: Authorized Signatory


                               Page 14 of 22 Pages

                                                                       EXHIBIT C

                             SHAREHOLDERS AGREEMENT


     This Shareholders Agreement (the "Agreement") is made and entered into as of _______, 1998 between White River Ventures, Inc., a Delaware corporation ("WRV"), and Capricorn Investors, II L.P., a Delaware limited partnership ("Capricorn" and each of Capricorn and WRV is sometimes referred to herein as a "Shareholder" and together as the "Shareholders").

                                 R E C I T A L S

     WRV owns 7,247,564 shares of Common Stock of the Company.

     Capricorn purchased 1,337,000 shares of Common Stock of the Company from WRV pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of July 21, 1998.

     It was a condition to the closing of the sale of shares of Common Stock to Capricorn pursuant to the Stock Purchase Agreement that the parties enter into this Agreement.

     The Shareholders wish to specify certain restrictions on the transfer and voting of Common Shares.

     In consideration of the foregoing and of the mutual agreements contained herein, the parties hereto agree as follows:

1.   Definitions.
     ------------

     "Affiliate" shall have the meaning ascribed to such term in Section 2(g) hereof.

     "Capricorn" shall mean Capricorn Investors, II L.P. and its Affiliates, if any, who have agreed to be bound by the provisions hereof pursuant to Section 2(g) hereof.

     "Common Shares" shall mean shares of the Common Stock of the Company, par value $0.10 per share.

     "Company" shall mean CCC Information Services Group Inc., a Delaware corporation.

     "Excluded Sale" shall mean any Sale after February __, 2001 which is any of
(i) a Public Sale, (ii) a Sale pursuant to Rule 144 under the Securities Act or
(iii) a distribution by Capricorn of Common Shares to its investors.

     "Person" shall mean and include natural persons, corporations, partnerships, limited partnerships, limited liability companies, joint stock companies, joint ventures, associations, companies, trusts, banks and other organizations, whether or not legal entities, and governments and agencies and political subdivisions thereof.

     "Public Sale" shall mean a Sale of Common Shares pursuant to an effective registration statement under the Securities Act.

     "Sale" shall mean any offer, offer to sell, offer for sale, sale, assignment, contract of sale, disposition of an interest in or transfer, grant of a participation in, pledge or other disposal of any Common Shares (or any solicitation of any offers to buy or otherwise acquire, or take a pledge of, any Common Shares), other than (i) any pledge of Common

                               Page 15 of 22 Pages

Shares in connection with the extension of credit by a bank, broker-dealer or other financial institution or (ii) any Excluded Sale.

     "Securities Act" shall mean the Securities Act of 1933, as amended.

     "Shareholder" shall mean any of Capricorn and WRV and their respective Affiliates, if any, who have agreed to be bound by the provisions hereof pursuant to Section 2(g) hereof.

     "WRV" shall mean WRV and its Affiliates, if any, who have agreed to be bound by the provisions hereof pursuant to Section 2(g) hereof.

2.  Restrictions on Transfer.
    -------------------------

     (a) General Restrictions. Except as otherwise provided in Section 2(g) hereof, each Shareholder agrees that it will not effect any Sale other than a sale to the other Shareholder, unless the Shareholder shall have complied with all applicable provisions of this Agreement.

     (b) Right of First Offer. Except as set forth in Section 2(g) hereof, neither Shareholder shall effect a Sale unless, at least 30 days prior to the date of such Sale:

         i. The Shareholder wishing to effect a sale (the "Offeror") shall have given to the other Shareholder (the "Offeree") a notice of the Offeror's intention to effect such Sale (a "Sale Notice"). The Sale Notice shall include (x) the number of Common Shares that the Offeror desires to include in the Sale and (y) an invitation (the "Invitation") to the Offeree to make an offer to purchase such Common Shares. Alternatively, if the proposed transferee and material terms of such proposed Sale are then known by the Offeror, the Sale Notice shall include (1) the identity of such transferee, (2) such material terms and such other information with respect to the Sale that the Offeree may reasonably request and (3) an Offer to sell to the Offeree, on terms and conditions substantially identical to those contained in the Sale Notice, the number of shares specified in the Sale Notice.

         ii. If, within 20 days of receipt of the Sale Notice which includes an Invitation, the Offeree makes an offer to purchase such Common Shares for cash, the Offeror shall, by written notice to Offeree, accept or reject such offer. If the Offeror rejects such offer, for a period of 120 days following such rejection, the Offeror may only sell such Common Shares to any third party at a price per share at least five percent (5%) greater than the price per share offered by the Offeree. If the Offeror accepts the offer, the Offeree shall purchase the Common Shares that are the subject of the offer within 30 days of Offeror's acceptance (which 30-day period shall be extended to the extent necessary to permit the preparation and filing of any application for Hart-Scott-Rodino clearance and any other required regulatory clearance). If the Offeree shall fail to purchase such Common Shares (other than because of the Offeror's failure to perform) within such 30-day period (as the same may be extended for required regulatory clearances), such Common Shares shall cease to be subject to this Agreement. If, within 20 days of receipt of the Sale Notice which includes an Offer, the Offeree does not notify the Offeror of Offeree's acceptance of the Offer included in the Sale Notice, the Offeror shall be free, for a period of 120 days, to consummate such Sale to the Person(s) identified in the Sale Notice,

                               Page 16 of 22 Pages
              at a price no less than the price set forth in the Sale Notice and on terms otherwise no more favorable to the purchaser(s) than as set forth therein.

     (c) Parallel Exit. Subject to Section 2(g), no Shareholder will effect a Sale, other than (i) a Sale by WRV to a Purchaser (as later defined herein) where WRV has elected to exercise its drag-along rights specified in
     Section 2(d) and has provided a Drag-Along Notice (as later defined herein) to Capricorn, (ii) a Public Sale or (iii) a Sale in "brokers' transactions" (as defined in Rule 144 under the Securities Act) pursuant to Rule 144 under the Securities Act, unless, prior to such Sale:

         i. At least 30 days prior to the date of the proposed Sale, the Shareholder wishing to effect a Sale (the "Offeror") shall have given to the other Shareholder (the "Offeree") notice (the "Tag-Along Notice") of the Offeror's intention to effect the Sale. The Tag-Along Notice shall set forth (x) the amount of Common Shares that the Offeror desires to include in the Sale, (y) the principal terms of the Sale, including the name of the proposed transferee(s) (if known), the price at which such Common Shares are intended to be sold and such other information with respect to such Sale as the Offeree shall reasonably request, and (z) an offer (the "Tag-Along Offer") from the Offeror to the Offeree to cause to be included in the Sale, on terms and conditions substantially identical to those on which the Offeror shall effect the Sale of its Common Shares and not materially less favorable to such Offeree than the terms and conditions set forth in the Tag-Along Notice, an amount of Common Shares determined in accordance with Section 2(c)(iii) hereof.

         ii. An Offeree, who shall not have accepted the Tag-Along Offer by notice in writing delivered to the Offeror within a period of 20 days from the date of delivery of the Tag-Along Notice, shall be deemed to have waived all of its rights under this Section 2(c) with respect to the Sale of Common Shares described in such Tag-Along Notice; and the Offeror shall thereafter be free, for a period of 120 days, to effect the Sale to the Person(s) named in the Tag-Along Notice, at a price no greater than the price set forth in the Tag-Along Notice and on terms not materially more favorable to them than those set forth therein, without any further obligation to such Offeree under this Section 2(c).

         iii. An Offeree who shall have accepted the Tag-Along Offer by notice in writing delivered to the Offeror within a period of 20 days from the date of delivery of the Tag-Along Notice (a "Participating Offeree") shall be entitled to include in the Sale described in the Tag-Along Notice, on the same terms and conditions as the Offeror shall include Common Shares, up to an amount of Common Shares equal to the product of (x) the number of Common Shares then held by the Participating Offeree multiplied by
              (y) a fraction, the numerator of which is the aggregate number of Common Shares to be included in the Sale by the Shareholders and the denominator of which is the number of Common Shares held by the Offeror plus the number of Common Shares held by the Participating Offeree.

     (d) Right to Compel Sale; Drag-Along Rights. Subject to Section 2(g) hereof, if WRV proposes to effect a Sale to a third party (the "Purchaser"), for cash, cash equivalents or readily marketable securities, of all Common Shares held by WRV (the "Purchase Offer"), WRV may, at its option, require Capricorn to sell all Common Shares held by Capricorn to the Purchaser for the same consideration per

                               Page 17 of 22 Pages
     share and otherwise on substantially the same terms and conditions upon which WRV sells its Common Shares.

          WRV may exercise the rights described in this Section 2(d) by providing a written notice (the "Drag-Along Notice") of the Purchase Offer to Capricorn no later than 30 days prior to the date set for the Sale in the Purchase Offer. The Drag-Along Notice shall contain written notice of the exercise of WRV's rights pursuant to this Section 2(d) to require the Sale of all of the Common Shares held by Capricorn, setting forth the consideration per share to be paid by the Purchaser and the other material terms and conditions of the Purchase Offer. No later than five (5) business days before the date set for the Sale in the Purchase Offer, Capricorn shall deliver to a representative of WRV designated in the Drag-Along Notice, or any subsequent notice, certificates representing all Common Shares held by Capricorn, duly endorsed in blank for transfer, with signatures guaranteed, together with all other documents required to be executed in connection with such Purchase Offer or, if such delivery is not permitted by applicable law, an unconditional agreement to deliver such Common Shares pursuant to this Section 2(d) on the date set for Sale pursuant to the Purchase Offer against delivery to Capricorn of the consideration therefor.

     (e) Certain Obligations in Sale.
         ----------------------------

         i. A Shareholder electing pursuant to Section 2(c) hereof, or required by Section 2(d) hereof, to include Common Shares held by such Shareholder in any Sale hereunder (a "Participating Shareholder") shall take such actions and execute such documents and instruments as shall be necessary or desirable in order to consummate the Sale expeditiously.

         ii. If, for any reason the Shareholder proposing the Sale (the "Selling Shareholder") determines it cannot complete the Sale, the Selling Shareholder shall return to the Participating Shareholder all certificates representing Common Shares that the Participating Shareholder delivered for Sale pursuant hereto together with all other documents delivered pursuant hereto by the Participating Shareholder, and all the restrictions on Sale or other disposition contained in this Agreement with respect to Common Shares shall again be in effect.

         iii. At the closing of a Sale of Common Shares pursuant to Section 2(c) or Section 2(d), the consideration with respect to the Common Shares of a Participating Shareholder sold pursuant thereto shall be paid directly to the Participating Shareholder. The Selling Shareholder shall furnish such other evidence of the completion and time of completion of such Sale or other disposition and the terms thereof as may be reasonably requested by the Participating Shareholder.

         iv. Notwithstanding anything to the contrary herein, there shall be no liability on the part of the Selling Shareholder in the event that a Sale of Common Shares pursuant to Section 2(c) or Section 2(d) is not consummated for whatever reason. Whether to effect a Sale of Common Shares pursuant to Section 2(c) or Section 2(d) shall be in the sole and absolute discretion of the Selling Shareholder.

         v. All costs and expenses incurred by the Selling Shareholder effecting a Sale pursuant to Section 2(c) or Section 2(d), including without limitation all attorneys' fees, costs and disbursements and any finders fees or brokerage commissions, shall be allocated pro rata between the Selling Shareholder and the Participating Shareholder, with each

                               Page 18 of 22 Pages
              bearing the portion of such costs and expenses equal to a fraction, the numerator of which shall be the amount of the gross proceeds received by such Shareholder from such Sale, and the denominator of which shall be the total amount of the gross proceeds received by the Selling Shareholder and the Participating Shareholder from such Sale.

     (f) Compliance with Parts 2(a), 2(b), 2(c) and 2(d). A Shareholder desiring to effect a Sale of Common Shares shall be bound by any and all of the provisions of Sections 2(a), 2(b), 2(c) and 2(d) applicable by their terms to such Shareholder and such Sale, and any Sale by such Shareholder must comply with the terms of each such applicable provision. Without limiting the generality of the foregoing, a Shareholder must deliver to the other Shareholder at the appropriate times both a Tag-Along Notice and a Sale Notice, must permit the Shareholder accepting the offer made in the Tag-Along Notice to include its Common Shares in the Sale pursuant to
     Section 2(c) and must comply with any limitations applied as a result of
     Section 2(b).

     (g) Excluded Transactions. Anything herein to the contrary notwithstanding, the provisions of Sections 2(a), 2(b) and 2(c) shall not apply to a Sale by any Shareholder to any Affiliate (as hereinafter defined) of such Shareholder, if such Affiliate agrees in writing in connection with such Sale to be bound by all of the provisions of this Agreement applicable to such Shareholder and such Common Shares. Furthermore, the rights of WRV set forth in Section 2(d) shall not apply to a Sale by WRV to any Affiliate of WRV. As used herein, the term "Affiliate" with respect to any Shareholder shall have the same meaning as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.


3.   Board of Directors.
     -------------------

     (a) Voting. Each Shareholder agrees to vote all Common Shares and other securities of the Company entitled to vote in the election of the Company's Board of Directors (the "Board") now owned or hereafter acquired by such Shareholder (collectively, the "Voting Shares"), and agrees to take all reasonable action as shareholders to cause, the election to the Board of one individual designated from time to time by Capricorn and any individuals designated from time to time by WRV (any such designee of Capricorn or WRV is referred to herein as a "Nominee").

     (b) Substitution. If any Nominee shall be unable or unwilling to serve prior to his or her election to the Board, the Shareholder designating such Nominee shall be entitled to designate a replacement who shall then be a Nominee for the purposes of this Agreement. If, following election to the Board, any Nominee shall resign or be removed or be unable to serve by reason of death or disability, the Shareholder designating such Nominee shall, within 30 days of such event, notify the other Shareholder in writing of a replacement, and the Shareholders shall take all reasonable steps as may be necessary to elect, or cause the appointment of, such replacement to the Board to fill the unexpired term of the Nominee.

     (c) Removal. If, following the election of a Nominee to the Board, the Shareholder designating such Nominee desires the removal of such Nominee, each Shareholder agrees to vote all Voting Shares now owned or hereafter acquired by such Shareholder at any regular or special meeting of the shareholders of the Company called for the purpose, for, or otherwise consent to, the removal of such Nominee from the Board. Except as set forth in this Section 3(c), no Shareholder shall vote any Voting Shares in favor of, or consent to, the removal of any Nominee designated by another Shareholder.


                               Page 19 of 22 Pages

     (d) The rights set forth in this Section 3 may be exercised by Capricorn only so long as Capricorn owns at least 80% of the Common Shares acquired by Capricorn pursuant to the Stock Purchase Agreement and may not be assigned by either Shareholder except to an Affiliate of such Shareholder in connection with a sale of Common Shares pursuant to Section 2(g) hereof.

4.   Legends.
     --------

     The Shareholders shall use reasonable efforts to cause each certificate evidencing outstanding Common Shares issued to any Shareholder to bear a legend substantially in the following form:

              THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A SHAREHOLDERS AGREEMENT, DATED ______, 1998, AS THE SAME MAY BE AMENDED, AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS SUCH TRANSFER, SALE OR HYPOTHECATION COMPLIES WITH THE TERMS OF SUCH AGREEMENT.


5.   Specific Performance.
     ---------------------

     The parties hereto each acknowledge and agree that, in the event of any breach of this Agreement, the non-breaching party would be irreparably harmed and could not be made whole by monetary damages. It is accordingly agreed that such parties, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel specific performance of this Agreement in any action instituted in the United States District Court for the District of Delaware, or, in the event such court would not have jurisdiction for such action, in any court of the United States or any state having subject matter jurisdiction. The parties hereto each consent to personal jurisdiction in any such action brought in the United States District Court for the District of Delaware.

6.   Entire Agreement; Amendments.
     -----------------------------

     This Agreement contains the entire understanding of the parties with respect to the subject matter of this Agreement. There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein. This Agreement supersedes all prior agreements and understandings among the parties with respect to its subject matter. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

7.   Interpretation.
     ---------------

     The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. If in the future other holders of Common Shares become parties to this Agreement (either pursuant to a transfer of Common Shares from a Shareholder or otherwise), references herein to Shareholder shall include each such additional party, as appropriate.

8.   Notices.
     --------

     All notices hereunder shall be in writing and shall be deemed to have been given or made when given or made in the manner and at the address set forth in the Stock Purchase

                               Page 20 of 22 Pages

Agreement or such other address as any party hereto may have furnished to the others in writing in accordance therewith, except that notices of change of address shall be effective only upon receipt.

9.   Termination.
     ------------

     This Agreement shall terminate in its entirety on the earlier to occur of
(i) the agreement to terminate by Capricorn and WRV, (ii) the liquidation of Capricorn and (iii) the distribution by Capricorn of all of the Common Shares held by it to its investors (which distribution shall not be deemed a Sale as defined herein).

10.  Governing Law.
     --------------

     This Agreement shall be governed by and construed in all respects in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of laws thereof which might refer such interpretation to the laws of a different state or jurisdiction.

11.  Counterparts.
     -------------

     This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed to be an original; but all of which together shall constitute one and the same instrument.



                               Page 21 of 22 Pages

     IN WITNESS WHEREOF, this Shareholders Agreement has been duly executed and delivered as of the date first above written.


                                     CAPRICORN INVESTORS, II L.P.


                                     By: CAPRICORN HOLDINGS, LLC
                                           Its General Partner

                                     By:________________________________________
                                           Herbert S. Winokur, Jr.
                                           Manager


                                     WHITE RIVER VENTURES, INC.


                                     By:________________________________________
                                     Authorizing Signatory



                                     By:________________________________________
                                     Authorizing Signatory



                               Page 22 of 22 Pages